November 2, 2005

Larry Spirgel
Assistant Director
Division of Corporate Finance
Securities and Exchange Commission
Washington, D.C.
20549

Re: File No. 0-29320

Dear Mr. Spirgel:

In response to the review of Eiger Technology, Inc.’s Form 20-F/A filed May 3, 2005, please find responses to the comments in your letter of May 26, 2005 and the additional review comments communicated by Melissa Hauber, Senior Staff Accountant below, together with the action taken to comply with each:

SEC letter of May 26, 2005 comment responses:

1.   A more comprehensive analysis of the income statement is included in the amended text on pages 15-17 of the Form 20-F/A recently filed.
2.   Added disclosure pertaining to non-recurring items is included in the amended text on page 15 of the Form 20-F/A recently filed.
3.   Expanded discussion of liquidity and capital resources along with tabular presentation of contractual obligations are included in the amended text on pages 18-20 and tabular presentation on page 20 of the Form 20-F/A recently filed.
4.   Compliance to U.S. Exchange Act Rule 13a-14c is addressed in the amended text on page 36 of the Form 20-F/A recently filed.
5.   Compliance to U.S. Exchange Act Rule 13a-15e is addressed in the amended text on page 36 of the Form 20-F/A recently filed.
6.   Compliance to Item 308c) of Regulation S-K is addressed in the amended text on page 36 of the Form 20-F/A recently filed.
7.   Statements of operations and cash flows for the year ended September 30, 2002, along with a revision of Note 12 are included in the revised audited consolidated financial statements for the year ended September 30, 2004 recently filed.
8.   A revised audit report to indicate the financial statements for the year ended September 30, 2002 were audited by another public accounting firm are included in the revised audited consolidated financial statements for the year ended September 30, 2004 recently filed.
9.   A revised auditors’ report complying with AS 1 is included in the revised audited consolidated financial statements for the year ended September 30, 2004 recently filed.

330 BAY STREET, SUITE 602, TORONTO, ON, M5H 2S8
PHONE: (416) 216-8659 X302
FAX: (416) 216-1164

Melissa Hauber, Senior Staff Accountant additional review comment responses:

1.   Textual error corrected in note 14 of the revised audited consolidated financial statements for the year ended September 30, 2004 recently filed.

2.   Reviewed and amended note 15 of the revised audited consolidated financial statements for the year ended September 30, 2004 recently filed.

3.   Expanded discussion of K-Tronik results is included in the amended text on pages 16-17 of the Form 20-F/A recently filed.

4.   Restatements for comparative years 2003 and 2002 for the effect of operations that were discontinued in 2004 are included in the revised audited consolidated financial statements for the year ended September 30, 2004 recently filed. Related textual references in the Form 20-F/A have been revised accordingly.

An updated Form 20-F/A that incorporates all the points above has been filed.

Sincerely,

“Jason Moretto”

Jason Moretto
Chief Financial Officer

330 BAY STREET, SUITE 602, TORONTO, ON, M5H 2S8
PHONE: (416) 216-8659 X302
FAX: (416) 216-1164